SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934



                     CONNECTICUT GENERAL EQUITY PROPERTIES-I
                               LIMITED PARTNERSHIP
                            (Name of Subject Company)


                     CONNECTICUT GENERAL EQUITY PROPERTIES-I
                               LIMITED PARTNERSHIP
                      (Name of Person(s) Filing Statement)


                                UNITS OF INTEREST
                         (Title of Class of Securities)


                                      NONE
                      (CUSIP Number of Class of Securities)



                                  John D. Carey
                Connecticut General Realty Resources, Inc.-Third
                     900 Cottage Grove Road, South Building
                          Bloomfield, Connecticut 06002
                                 (860) 726-6000

   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)



                                    Copy to:

                            W. Christian Drewes, Esq.
                            Kelley Drye & Warren LLP
                                 101 Park Avenue
                            New York, New York 10178
                                 (212) 808-7800




## NY28/COLLO/72764.26

                       Index to Exhibits Located at Page 7



## NY28/COLLO/72764.26

ITEM 1.           SECURITY AND SUBJECT COMPANY.

                  The name of the subject company is Connecticut General Equity Properties-I Limited Partnership, a Connecticut limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 900 Cottage Grove Road, South Building, Bloomfield, Connecticut 06002. The title of the class of equity securities to which this statement relates is units of limited partnership interest in the Partnership (the "Units").

ITEM 2.           TENDER OFFER OF THE BIDDER.

                  This Statement relates to a tender offer by Everest Realty Investors, LLC, a California limited liability company (the "Bidder"), to purchase up to 15,695 of the Units at a purchase price of $275 per Unit, less the amount of any Distributions (as defined in the Offer to Purchase referred to below) per Unit, if any, made by the Partnership after any Distributions made after the distribution from operations for the third quarter of 1996 and before the date on which the Bidder purchases the Units tendered pursuant to the Offer (as defined below) and less any Partnership transfer fees, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 1996 (the "Offer to Purchase"), and the related Agreement of Transfer and Letter of Transmittal (the "Letter of Transmittal", which, together with the Offer to Purchase, constitute the "Offer"). The address of the Bidder's principal executive office, according to the Offer to Purchase, is 3280 E. Foothill Blvd., #320, Pasadena, California 91107.

ITEM 3.           IDENTITY AND BACKGROUND.

                  (a) Name and Business Address. The person filing this Statement is the Partnership, the name and business address of which are set forth in Item 1 above.

                  (b) Arrangements with Executive Officers, Directors or Affiliates. Certain contracts, agreements, arrangements and understandings between the Partnership and its affiliates or their respective officers and directors are described in the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, in Item 10 ("Directors and Executive Officers of the Registrant"), Item 12 ("Security Ownership of Certain Beneficial Owners and Management"), and Item 13 ("Certain Relationships and Related Transactions"). A copy of such sections of the Partnership's Form 10-K is filed as Exhibit 1 hereto and is incorporated herein by reference.

                  (c) Arrangements with the Bidder or Affiliates. On May 28, 1996, Everest Investors 3, LLC ("Everest 3"), an affiliate of the Bidder according to the Offer to Purchase, commenced an offer to purchase up to 4.9% of the outstanding Units of the Partnership for a purchase price of $160 per Unit, less any distributions made by the Partnership after April 30, 1996. Pursuant to such offer, Everest 3 received tenders for an aggregate of 784.8 Units (representing approximately 2% of the outstanding Units of the Partnership). Everest 3 submitted Agreements of Transfer to the Partnership to effect the acquisition of such 784.8 Units. The Partnership initially refused to process the submitted transfers on the grounds that Everest 3 had not complied with the requirements of the Partnership Agreement dated as of November 14, 1983, pursuant to which the Partnership was formed (as amended or supplemented, the "Partnership Agreement"), relating to the transfer. Everest 3 disputed this position and on November 7, 1996, entered into an agreement with the General Partner of the Partnership and the Partnership's transfer agent pursuant to which (i) the Partnership agreed to accept Everest 3's Agreement of Transfer, (ii) Everest 3 would be recognized as a substitute limited partner for 143.5 Units effective as of October 1, 1996, and for an additional 641.3 Units effective as of November 1, 1996, and (iii) Everest 3 would indemnify the Partnership, the General Partner and their affiliates, pay the Partnership's transfer fee and jointly request with the General Partner that certain tendering limited partners execute and deliver a properly executed Partnership transfer form. Except as set forth above, to the Partnership's knowledge, neither the Partnership nor its affiliates are party to any past, present or proposed material contracts, arrangements, understandings, relationships, or negotiations with the Bidder or its executive officers, directors or affiliates.

ITEM 4.           THE SOLICITATION OR RECOMMENDATION.

                  (a) This Statement relates to a recommendation by the Partnership for holders of Units to reject the Offer. A letter to the Unitholders of the Partnership communicating the Partnership's recommendation is filed as Exhibit 2 hereto and is incorporated herein by reference.

                  (b) The Partnership has recommended rejection of the Offer primarily for two reasons: (1) the Partnership believes that the Offer price of $275 per Unit, less certain amounts, is inadequate; and (2) the Offer to purchase is limited to 15,695 Units, representing only approximately forty percent (40%) of outstanding Units. In reaching its determination, the Partnership considered a number of factors, including:

                           (i) Based on the  information set forth more fully in
                  the Partnership's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996 (a copy of which is attached hereto as Exhibit 3 and incorporated herein by reference), and on the General Partner's estimate of property values as of the date hereof, the Partnership is estimated to have a current net asset value of approximately $425 per Unit (before deducting expenses relating to the sale of the Partnership's properties and liquidating the Partnership). The Offer price of $275 (before deducting certain transactional costs, which will reduce the net value of the Offer to Unitholders) is only sixty-five percent (65%) of the net asset value, which represents a significant discount from the net asset value. Based on these estimates, the Partnership believes that the Offer price is inadequate. The net asset value is an estimate of the amount Unitholders of the Partnership would receive per Unit if the Partnership's assets were sold at their appraised values without reduction for selling expenses as of the close of the year, and sales proceeds along with the other funds of the Partnership were distributed in a liquidation of the Partnership. There can be no assurance that the estimated net asset value will be realized by the Partnership or Unitholders upon liquidation, or that Unitholders would realize the estimated net asset value if they attempted to sell their Units because a public market for the Units does not exist. However, as has been reported previously in the Partnership's periodic reports to Unitholders, following a decline in the late 1980's and early 1990's, real estate markets are experiencing a period of recovery as evidenced by an increase in the Partnership's estimated net asset value in each of the past three (3) years (see Exhibit 4 attached hereto and incorporated herein by reference). It is the General Partner's view that the Partnership's net asset value will continue to increase as rental rates increase and occupancy levels stabilize in a continuing real estate market recovery.

                           (ii) The Partnership has been considering, and continues to consider, various alternatives designed to maximize value to Unitholders. In this connection, while the Partnership has not yet determined whether a disposition of all or any substantial part of its assets at this time is the appropriate way to proceed, the Partnership has been approached by and, through the General Partner, is currently engaged in discussions with a potential purchaser for the possible sale of all of the assets and liabilities of the Partnership. See Item 7(a), "Certain Negotiations and Transactions of the Subject Company" elsewhere herein. The
                  Partnership will continue to explore these alternatives because it believes that a return to Unitholders in excess of the Offer price of $275 per Unit is obtainable. Of course, there can be no assurance at this time that any such transaction will be consummated, as discussions are ongoing and approval of the holders of a majority of the Units would be required. Accordingly, while actively exploring the prospect of a near-term sale of all of the assets and liabilities of the Partnership for an amount that would yield a return in excess of the Offer price as outlined above, the Partnership intends to continue its plan of orderly liquidation and wrap-up of the Partnership's business over an estimated period of three to four years by continuing to maintain stable occupancy rates (see Exhibit 5 attached hereto and incorporated herein by reference), controlling leasing exposure (see Exhibit 6 attached hereto and incorporate herein by reference), maintaining steady cash flow and distributions (see Exhibit 7 attached hereto and incorporated herein by reference) and positioning the Partnership's properties for a sale that will yield the maximum attainable value to Unitholders.

                           (iii) The  Offer is to  purchase  only  15,695 of the
                  outstanding Units, representing only approximately forty percent (40%) of all outstanding Units. Accordingly, a majority of Unitholders will not have an opportunity to tender all of their Units pursuant to the Offer. Under the terms of the Offer, if more than 15,695 of the outstanding Units are tendered while the Offer remains open, the Bidder will acquire only a portion of each tendering Unitholder's Units, on a pro rata basis. Hence, no Unitholder, regardless of the timing or the terms of his or her tender, can be assured of disposing of all of his or her Units under the terms of the Offer, even if the Offer were consummated.
ITEM 5.           PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

                  No person or class of persons has been employed or retained or is to be compensated by the Partnership or any person acting on its behalf to make solicitations or recommendations to Unitholders in connection with the Offer. No director, executive officer or employee of the Partnership or any affiliate of the Partnership will be additionally compensated for making solicitations or recommendations to Unitholders in connection with the Offer, but may be reimbursed for out-of-pocket expenses incurred in connection therewith.

ITEM 6.           RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

                  (a) The Partnership has not effected any transaction in the Units during the 60-day period prior to the date of this Statement. To the best of the Partnership's knowledge, no executive officer, director or affiliate of the Partnership has effected any transaction in the Units during the 60-day period prior to the date of this Statement. The Partnership has no subsidiaries.

                  (b) To the best of the Partnership's knowledge, neither the Partnership nor any executive officer, director or affiliate of the Partnership intends to tender any Units which are held of record or beneficially owned by such persons to the Bidder pursuant to the Offer.

ITEM 7.           CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

                  (a) The Partnership has been approached by and, through the General Partner of the Partnership, is currently engaged in negotiations with Koll General Partner Services ("Koll") in connection with a proposed purchase of all of the assets and liabilities of the Partnership. Koll has made an offer, on behalf of Glenborough Realty Trust Incorporated, to purchase all of the assets and liabilities of the Partnership as reflected in the Partnership's June 30, 1996 balance sheet for a purchase price of $13,000,000, an amount equal to approximately ninety percent (90%) of the net asset value as of December 31, 1995, adjusted for the sale of the Partnership's Westside Industrial Property. This offer is subject to the requisite approval of the Unitholders under the Partnership Agreement and receipt of a fee of $260,000 at the closing. There can be no assurance at this time that a sale to Glenborough Realty Trust
Incorporated, or any other alternative, will be consummated; however, the Partnership intends to continue these negotiations with Koll and to consider any other alternative that may become available for enhancing value to Unitholders.

                  (b)  None.

ITEM 8.           ADDITIONAL INFORMATION TO BE FURNISHED.

                  None.


ITEM 9.           MATERIALS TO BE FILED AS EXHIBITS.


Exhibit No. Description

1           Excerpts  of  Item  10,  Item  12 and  Item 13 of the
            Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1995

2           Letter of Recommendation to Unitholders, dated December 2, 1996

3          The Partnership's Quarterly Report on Form 10-Q for the quarter ended
            September 30, 1996

4 Reported Net Asset Value of the Partnership's Assets for 1993, 1994, 1995 and 1996

5           Occupancy Levels of Partnership's Properties for 1994, 1995 and 1996


6          Projected Leasing Exposure of Partnership's Properties for 1997, 1998

7           Quarterly Cash Distributions to Unitholders for 1994, 1995 and 1996



## NY28/COLLO/72764.26

                                                     SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        CONNECTICUT GENERAL EQUITY
                                        PROPERTIES-I LIMITED PARTNERSHIP

                                        By:  Connecticut General Realty
                                             Resources, Inc.-Third,
                                             General Partner


                                        By:  /s/ John D. Carey
                                             John D. Carey, President


Dated:  December 2, 1996





## NY28/COLLO/72764.26


                                                   EXHIBIT INDEX
                                                                                                   Sequentially
    Exhibit No.                                    Description                                     Numbered Page
    -----------                                    -----------                                     -------------
         1           Excerpts of Item 10, Item 12 and Item 13 of the
                     Partnership's Annual Report on Form 10-K for the
                     fiscal year ended December 31, 1995
         2           Letter of Recommendation to Unitholders, dated
                     December 2, 1996
         3           The Partnership's Quarterly Report on Form 10-Q for
                     the quarter ended September 30, 1996
         4           Reported Net Asset Value of the Partnership's Assets
                     for 1993, 1994, 1995 and 1996
         5           Occupancy Levels of Partnership's Properties for 1994,
                     1995 and 1996
         6           Projected Leasing Exposure of Partnership's Properties
                     for 1997, 1998
         7           Quarterly Cash Distributions to Unitholders for 1994,
                     1995 and 1996




## NY28/COLLO/72764.26

                                                                     EXHIBIT 1


ITEM 10.          DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

         The General Partner of the Partnership, Connecticut General Realty Resources, Inc.-Third, a Delaware corporation, is an indirect, wholly owned subsidiary of CIGNA Corporation, a publicly held corporation whose stock is traded on the New York Stock Exchange. The General Partner has responsibility for and control over the affairs of the Partnership.

         The directors and executive officers of the General Partner as of February 15, 1996 are as follows:

         Name                               Office                              Served Since

         R. Bruce Albro                     Director                            May 2, 1988

         J. Robert Andrews                  Director                            April 2, 1990

         David Scheinerman                  Director                            July 25, 1995

         John D. Carey                      President, Controller               September 7, 1993
                                                                                September 4, 1990

         Verne E. Blodgett                  Vice President, Counsel             April 2, 1990

         Joseph W. Springman                Vice President, Assistant Secretary September 7, 1993

         David C. Kopp                      Secretary                           September 29, 1989

         Marcy F. Blender                   Treasurer                           August 1, 1994



         There is no family relationship among any of the foregoing directors or officers. There are no arrangements or understandings between or among said officers or directors and any other person pursuant to which any officer or director was selected as such.

         The foregoing directors and officers are also officers and/or directors of various affiliated companies of Connecticut General Realty Resources, Inc.-Third, including CIGNA Financial Partners, Inc. (the parent of Connecticut General Realty Resources, Inc.-Third), CIGNA Investments, Inc., CIGNA Corporation (the parent of CIGNA Investments, Inc.), Connecticut General Corporation (the parent of CIGNA Financial Partners, Inc.).

         The business experience of each of the directors and executive officers of the General Partner of the Partnership is as follows:


                            R. BRUCE ALBRO - DIRECTOR

     Mr. Albro, age 53, a Senior Managing Director of CIGNA Investment Management (CIM), joined Connecticut General's Investment Operations in 1971 as a Securities Analyst in Paper, Forest Products, Building and Machinery. Subsequently, he served as a Research Department Unit Head, as an Assistant Portfolio Manager, then as Director of Equity Research and a member of the senior staff of CIGNA Investment Management Company and as a Portfolio Manager in the Fixed Income area. He then headed the Marketing and Merchant Banking area for CII. Prior to his current assignment of Division Head, Portfolio Management Division, he was an insurance portfolio manager, and prior to that, he was responsible for Individual Investment Product Marketing. In addition, Mr. Albro currently serves as President of the CIGNA Funds Group and other CIGNA affiliated mutual funds. Mr. Albro received a Master of Arts degree in Economics from the University of California at Berkeley and a Bachelor of Arts degree in Economics from the University of Massachusetts at Amherst.

                          J. ROBERT ANDREWS - DIRECTOR

         Mr.  Andrews,  age 51,  is a  Managing  Director  of  CIGNA  Investment
Management and is one of seven senior managers in the Real Estate Investment Division, heading the Real Estate Acquisition and Dispositions Department. He joined CIGNA's Real Estate Division in 1983. Prior to his current assignment, he was the Head of the Tax Advantaged Investment Department; a Vice President - Real Estate Portfolio Manager for Pension Accounts; one of six Vice President - Territorial Managers in the Mortgage and Real Estate Acquisition unit and an Assistant Vice President in the Real Estate Asset Management unit. Prior to coming to CIGNA, he was the principal of a real estate consulting firm specializing in domestic and international multi-family residential construction and development. Prior to forming his own business, Mr. Andrews was an Acquisition Director and Regional Director of Operations for a publicly owned
(NYSE) real estate development company. He received a Bachelor of Arts degree in Architecture and a Master of Business Administration degree in Finance and Real Estate from The Pennsylvania State University.

                          DAVID SCHEINERMAN - DIRECTOR

         Mr. Scheinerman, age 35, was appointed Chief Financial Officer of CIGNA Individual Insurance, a division with more than $77 billion of life insurance in force, in July of 1995. Mr. Scheinerman has served in various actuarial and business management capacities with CIGNA. In 1991 he was appointed Vice President and Pricing Actuary for CIGNA HealthCare. He has more than 12 years of financial management experience and has served as Chief Financial Officer of Crusader Insurance PLC, a CIGNA subsidiary life company in the United Kingdom. Mr. Scheinerman holds a BA in Mathematics from Rice University and an MBA from the University of Pennsylvania Wharton School of Business. He is a fellow of the Society of Actuaries and a member of the American Academy of Actuaries.


                      JOHN D. CAREY - PRESIDENT, CONTROLLER

         Mr. Carey, age 32, joined CIGNA Investment Management-Real Estate as Controller of Tax Advantaged Investments in 1990. In September 1993, Mr. Carey was appointed President. Prior to joining CIGNA Investment Management, he held the position of manager at KPMG Peat Marwick LLP in the audit department and was a member of the Real Estate Focus Group. His experiences include accounting and financial reporting for public and private real estate limited partnership syndications. Mr. Carey is a graduate of Central Connecticut State University with a Bachelor of Science Degree and is a Certified Public Accountant.

                   VERNE E. BLODGETT - VICE PRESIDENT, COUNSEL

         Mr. Blodgett, age 58, is an Assistant General Counsel of CIGNA Corporation. He joined Connecticut General Life Insurance Company in 1975 as an investment attorney and has held various positions in the Legal Division of Connecticut General Life Insurance Company prior to his appointment as Assistant General Counsel in 1981. Mr. Blodgett received a Bachelor of Arts degree from Yale University and graduated with honors from the University of Connecticut School of Law. He is a member of the Connecticut and the American Bar Associations.


            JOSEPH W. SPRINGMAN - VICE PRESIDENT, ASSISTANT SECRETARY

         Mr. Springman, age 54, is Managing Director and department head responsible for asset management. He joined CIGNA's Real Estate operations in 1970. He has held positions as an officer or director of several real estate affiliates of CIGNA. His past real estate assignments have included Development and Engineering, Property Management, Director, Real Estate Operations, Portfolio Management and Vice President, Real Estate Production. Prior to assuming his asset management post, Mr. Springman was responsible for production of real estate and mortgage investments. He received a Bachelor of Science degree from the U.S. Naval Academy.


                            DAVID C. KOPP - SECRETARY

         Mr. Kopp, age 50, is Secretary of CII, Corporate Secretary of Connecticut General Life Insurance Company and Assistant Corporate Secretary and Assistant General Counsel, Insurance and Investment Law of CIGNA Corporation. He also serves as an officer of various other CIGNA Companies. In August of 1995, he also assumed responsibility as chief compliance officer for CIGNA HealthCare, a division of CIGNA Corporation. He joined Connecticut General Life Insurance Company in 1974 as a commercial real estate attorney and held various positions in the Legal Department of Connecticut General Life Insurance Company prior to his appointment as Corporate Secretary in 1977. Mr. Kopp is an honors graduate of Northern Illinois University and served on the law review at the University of Illinois College of Law. He is a member of the Connecticut Bar Association and is Past President of the Hartford Chapter, American Society of Corporate Secretaries.


                          MARCY F. BLENDER - TREASURER

         Marcy F. Blender, age 39, is Assistant Vice President, Bank Resources of CIGNA Corporation. In this capacity she is responsible for bank relationship management, bank products and services, bank compensation and control, and bank exposure management. Marcy joined Insurance Company of North America (INA) in 1979. She has held a variety of financial and investment positions with INA and later with the merged CIGNA Corporation before assuming her current responsibilities in 1992. She received a B.A. degree from Rutgers University and an M.B.A. from Drexel University. She is a Certified Public Accountant.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         No person or group is known by the Partnership to own beneficially more than 5% of the outstanding Units of interest of the Partnership.

         As of February 15, 1996, the individual directors and the directors and officers, as a group, of the General Partner beneficially owned Partnership Units and shares of the common stock of CIGNA, parent of the General Partner, as set forth in the following table:

                                      Units                Shares
                                  Beneficially          Beneficially           Percent of
         Name                       Owned(a)              Owned(b)                Class
         R. Bruce Albro (c)              0                   6,653                   *
         J. Robert Andrews (d)           0                   1,885                   *
         David Scheinerman               0                       0                   *

         All directors and officers
         Group (8) (e)                   0                  15,388                   *

         * Less than 1% of class

(a)      No officer or  director  of the  General  Partner  possesses a right to acquire  beneficial  ownership of  additional  Units of interest of the
         Partnership.
(b)      The directors and officers have sole voting and  investment  power over all the shares of CIGNA common stock they own beneficially.
(c)      Shares beneficially owned includes options to acquire 4,487 shares and 1,432 shares which are restricted as to disposition.
(d)      Shares beneficially owned includes 1,885 shares which are restricted as to disposition.
(e)      Shares beneficially owned by directors and officers include 6,492 shares of CIGNA common stock which may be acquired  upon  exercise of stock  options and 7,611 shares which are restricted as to disposition.

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The General Partner of the Partnership is generally entitled to receive 1% of cash distributions, when and as cash distributions are made to the Limited Partners, and is generally allocated 1% of profits or losses. The General Partner was entitled to receive distributable cash from 1995 operations of $10,435. The General Partner was allocated a share of the Partnership income in the amount of $22,266 for 1995. Reference is also made to the Notes to Financial Statements included in this annual report for a description of such distributions and allocations. The relationship of the General Partner (and its directors and officers) to its affiliates is set forth in Item 10.

         CII provided asset management services to the Partnership during 1995 for the Woodlands Plaza II Office Building, Westside Industrials and Lake Point Service Center for fees calculated at 6% of gross revenues collected from the properties less amounts earned by independent third party property management companies contracted by CII on behalf of the Partnership. In 1995, CII earned asset management fees amounting to $55,633 for such services, of which $7,877 was unpaid as of December 31, 1995. Independent third party property managers earned $112,749 of management fees, of which $7,622 was unpaid as of December 31, 1995. In 1995, CII provided asset management services for the Partnership's investment in the Westford Office Venture for fees calculated at 6% of gross revenues collected. CII earned $14,577 for such services. Independent third party property managers earned $13,811 of fees relating to Westford.

         CFP provided partnership management services for the Partnership at fees calculated at 9% of adjusted cash from operations in any one year. In 1995, CFP earned partnership management fees amounting to $124,050 for such services, of which $18,910 was unpaid as of December 31, 1995.

         The General Partner and its affiliates may be reimbursed for their direct expenses incurred in the administration of the Partnership. In 1995, the General Partner and its affiliates were entitled to reimbursement for such out of pocket administrative expenses in the amount of $69,452 of which $6,050 was unpaid as of December 31, 1995.

                                                              EXHIBIT 2

                         [LETTERHEAD OF THE PARTNERSHIP]




                                                              December 2, 1996





                  Re: Everest Realty Investors, LLC Tender Offer

Dear Unitholders:

                  You may have recently received an Offer to Purchase dated November 18, 1996 from Everest Realty Investors, LLC ("Everest"), in which Everest offered to purchase up to 15,695 (40%) of the currently outstanding Units of Connecticut General Equity Properties-I Limited Partnership (the "Partnership") at a purchase price of $275 per Unit less certain adjustments and expenses (the "Everest Offer").

                  THE PARTNERSHIP RECOMMENDS THAT UNITHOLDERS REJECT THE EVEREST OFFER AND NOT TENDER THEIR UNITS TO EVEREST.

     Enclosed is a copy of the Partnership's Schedule 14D-9, filed today with the Securities and Exchange Commission, in which the reasons and the basis for the Partnership's recommendation that you reject the Everest Offer are explained more fully. To summarize:

         o The General Partner estimates that the Partnership's current net asset value is approximately $425 per Unit; the Everest Offer provides for a purchase price of only $275 per Unit (less certain adjustments and expenses), less than 65% of the current net asset value.

         o The Partnership is currently engaged in discussions with Koll General Partner Services ("Koll") regarding a possible sale of the Partnership assets. Koll has made an offer, on behalf of Glenborough Realty Trust Incorporated, to purchase all of the assets and liabilities of the Partnership for $13 million, which represents approximately ninety percent (90%) of the Partnership's estimated net asset value as of December 31, 1995 (adjusted for the sale of the Westside Industrial Property)(the "Koll Proposal"). While the Partnership is not yet prepared to recommend such a transaction, and there can be no assurance at this time that the Koll Proposal will be consummated, the Partnership intends to continue these discussions with Koll, and to explore other alternatives that may become available, because it believes that a return to Unitholders in excess of the Everest Offer price of $275 per Unit is obtainable.

         o The Everest Offer is to purchase up to 15,695 Units, representing only approximately 40% of all outstanding Units. Accordingly, the Everest Offer is not available to a majority of Unitholders, and no Unitholder, regardless of when he or she responds, can be assured of disposing of all his or her Units under the terms of the Everest Offer. By contrast, the Koll Proposal, if consummated, would provide for a sale of all of the assets and liabilities of the Partnership.

This letter merely summarizes the Partnership's recommendation as explained in the enclosed Schedule 14D-9, and is qualified by the information set forth therein; accordingly, you are urged to read the enclosed Schedule in its entirety.

                  If you sell your interest in the Partnership, it may constitute a taxable event to you. Accordingly, if you wish to consider the Everest Offer notwithstanding the foregoing recommendation, please consult your adviser to review your personal tax situation before accepting the Everest Offer or tendering any of your Units.

                  Please call the undersigned with any questions you may have regarding the Everest Offer, the information set forth in the enclosed Schedule 14D-9, the status of your investment, or any other related matter.

                                      Sincerely,

                                      CONNECTICUT GENERAL EQUITY
                                        PROPERTIES-I LIMITED
                                        PARTNERSHIP

                                      By:  Connecticut General Realty
                                                Resources, Inc.-Third,
                                                General Partner


                                      By: ____________________________
                                               John D. Carey, President



## NY28/COLLO/72764.26

                                                             Exhibit 3

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 10-Q

             (Mark One)
           X    QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1996

                                       OR

                TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from              to

                         Commission file number 0-13458

           CONNECTICUT GENERAL EQUITY PROPERTIES-I LIMITED PARTNERSHIP
             (Exact name of registrant as specified in its charter)

              Connecticut                           06-1094176
        (State of Organization)       (I.R.S. Employer Identification No.)


                     900 Cottage Grove Road, South Building
                          Bloomfield, Connecticut 06002
                    (Address of principal executive offices)


                        Telephone Number: (860) 726-6000



Indicate by checkmark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  Yes       X                No


PART I - FINANCIAL INFORMATION

           CONNECTICUT GENERAL EQUITY PROPERTIES-I LIMITED PARTNERSHIP
                       (A CONNECTICUT LIMITED PARTNERSHIP)

                                 BALANCE SHEETS
                                                                                     SEPTEMBER 30,             DECEMBER 31,
                                                                                         1996                      1995
                                                               ASSETS                 (UNAUDITED)                (AUDITED)
Property and improvements, at cost:
     Land and improvements                                                        $     2,533,388           $     2,533,388
     Buildings                                                                         11,942,917                11,904,091
     Tenant improvements                                                                3,254,781                 2,872,782
                                                                                  ---------------           ---------------
                                                                                       17,731,086                17,310,261
     Less accumulated depreciation                                                      7,216,643                 6,783,301
                                                                                  ---------------           ---------------
              Net property and improvements                                            10,514,443                10,526,960

Equity investment in unconsolidated joint venture                                       2,752,841                 2,679,392
Cash and cash equivalents                                                                 785,315                 2,052,475
Accounts receivable (net of allowance of $6,194
   in 1996 and $6,535 in 1995)                                                             32,000                   107,677
Prepaid expenses and other assets                                                          22,770                    27,971
Deferred charges, net                                                                     478,638                   384,586
                                                                                  ---------------           ---------------
              Total                                                               $    14,586,007           $    15,779,061
                                                                                  ===============           ===============

                   LIABILITIES AND PARTNERS' CAPITAL (DEFICIT)

Liabilities:
     Accounts payable and accrued expenses (including $66,017
       in 1996 and $32,837 in 1995 due to affiliates)                             $       355,311           $       161,220
     Tenant security deposits                                                              74,621                    86,457
     Unearned income                                                                       43,626                    61,649
                                                                                  ---------------           ---------------
              Total liabilities                                                           473,558                   309,326
                                                                                  ---------------           ---------------

Partners' capital (deficit):
     General Partner:
         Capital contribution                                                               1,000                     1,000
         Cumulative net income                                                            170,383                   165,478
         Cumulative cash distributions                                                   (172,031)                 (167,140)
                                                                                  ---------------           ---------------
                                                                                             (648)                     (662)
                                                                                  ---------------           ---------------
     Limited partners (39,236.25 Units):
         Capital contributions, net of offering costs                                  35,602,279                35,602,279
         Cumulative net income                                                          4,186,167                 3,700,536
         Cumulative cash distributions                                                (25,675,349)              (23,832,418)
                                                                                  ---------------           ---------------
                                                                                       14,113,097                15,470,397
                                                                                  ---------------           ---------------
              Total partners' capital                                                  14,112,449                15,469,735
                                                                                  ---------------           ---------------
              Total                                                               $    14,586,007           $    15,779,061
                                                                                  ===============           ===============



                             The Notes to Financial  Statements  are an integral part of these statements.


           CONNECTICUT GENERAL EQUITY PROPERTIES-I LIMITED PARTNERSHIP
                       (A CONNECTICUT LIMITED PARTNERSHIP)

                            STATEMENTS OF OPERATIONS
                                   (Unaudited)

                                                                     THREE MONTHS ENDED                     NINE MONTHS ENDED
                                                                       SEPTEMBER 30,                          SEPTEMBER 30,
                                                                   1996             1995                  1996              1995
Income:
     Base rental income                                     $     568,209    $     581,382         $   1,649,325     $   1,882,795
     Other operating income                                        55,192           63,856               139,672           178,201
     Interest income                                                8,293           22,372                32,748            51,348
                                                            -------------    -------------         -------------     -------------
                                                                  631,694          667,610             1,821,745         2,112,344
                                                            -------------    -------------         -------------     -------------
Expenses:
     Property operating expenses                                  247,849          248,364               678,011           736,453
     General and administrative                                    27,428           26,359                76,637            98,862
     Fees and reimbursements to affiliates                         48,497           59,941               135,855           191,634
     Depreciation and amortization                                175,923          260,586               514,155           673,833
                                                            -------------    -------------         -------------     -------------
                                                                  499,697          595,250             1,404,658         1,700,782
                                                            -------------    -------------         -------------     -------------

         Net partnership operating income                         131,997           72,360               417,087           411,562

Gain on sale of property                                               --               --                    --            83,399
Other income:
     Equity interest in joint venture net income                   33,696           39,010                73,449           123,142
                                                            -------------    -------------         -------------     -------------

         Net income                                         $     165,693    $     111,370         $     490,536     $     618,103
                                                            =============    =============         =============     =============


Net income:
     General Partner                                        $       1,657    $       1,114         $       4,905     $      16,757
     Limited partners                                             164,036          110,256               485,631           601,346
                                                            -------------    -------------         -------------     -------------
                                                            $     165,693    $     111,370         $     490,536     $     618,103
                                                            =============    =============         =============     =============


Net income per Unit                                         $        4.18    $        2.82         $       12.38     $       15.33
                                                            =============    =============         =============     =============

Cash distribution per Unit                                  $        5.01    $       13.71         $       46.97     $       21.84
                                                            =============    =============         =============     =============












                             The Notes to Financial  Statements  are an integral part of these statements.


           CONNECTICUT GENERAL EQUITY PROPERTIES-I LIMITED PARTNERSHIP
                       (A CONNECTICUT LIMITED PARTNERSHIP)

                            STATEMENTS OF CASH FLOWS

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995
                                   (Unaudited)
                                                                                         1996                      1995
                                                                                         ----                      ----

Cash flows from operating activities:
     Net income                                                                   $       490,536           $       618,103
     Adjustments to reconcile net income to net
      cash provided by operating activities:
         Gain on sale of property                                                              --                   (83,399)
         Deferred rent credits                                                             14,463                    37,633
         Depreciation and amortization                                                    514,155                   673,833
         Equity interest in joint venture net income                                      (73,449)                 (123,142)
         Accounts receivable                                                               75,677                    79,506
         Accounts payable                                                                 196,658                   259,760
         Other, net                                                                       (24,658)                   81,514
                                                                                  ---------------           ---------------
              Net cash provided by operating activities                                 1,193,382                 1,543,808
                                                                                  ---------------           ---------------

Cash flows from investing activities:
     Purchases of property and improvements                                              (422,629)                 (299,278)
     Payment of leasing commissions                                                      (189,328)                  (72,557)
     Proceeds from sale of property                                                            --                   365,400
     Payment of closing costs related to sale of property                                      --                   (24,372)
     Distribution from joint venture                                                           --                   521,600
                                                                                  ---------------           ---------------
              Net cash provided by (used in) investing activities                        (611,957)                  490,793
                                                                                  ---------------           ---------------

Cash flows from financing activities:
     Cash distribution to limited partners                                             (1,843,694)                 (857,484)
     Cash distribution to General Partner                                                  (4,891)                   (8,036)
                                                                                  ---------------           ---------------
              Net cash used in financing activities                                    (1,848,585)                 (865,520)
                                                                                  ---------------           ---------------

Net increase (decrease) in cash and cash equivalents                                   (1,267,160)                1,169,081
Cash and cash equivalents, beginning of year                                            2,052,475                   368,015
                                                                                  ---------------           ---------------
Cash and cash equivalents, end of period                                          $       785,315           $     1,537,096
                                                                                  ===============           ===============












                             The Notes to Financial  Statements  are an integral part of these statements.

           CONNECTICUT GENERAL EQUITY PROPERTIES-I LIMITED PARTNERSHIP
                       (A CONNECTICUT LIMITED PARTNERSHIP)

                          NOTES TO FINANCIAL STATEMENTS
                                   (Unaudited)


     Readers of this quarterly report should refer to the CONNECTICUT GENERAL EQUITY PROPERTIES-I LIMITED PARTNERSHIP'S ("the Partnership") audited financial statements for the year ended December 31, 1995 which are included in the Partnership's 1995 Annual Report, as certain footnote disclosures which would substantially duplicate those contained in such audited financial statements have been omitted from this report.

1.   BASIS OF ACCOUNTING AND SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION: The accompanying financial statements were prepared in accordance with generally accepted accounting principles, and reflect management's estimates and assumptions that affect the reported amounts. It is the opinion of management that the financial statements presented reflect all the adjustments necessary for a fair presentation of the financial condition and results of operations.

B) RECENT ACCOUNTING PRONOUNCEMENT: In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived
     Assets to be Disposed Of" (the "Statement"). The Statement requires a writedown to fair value when long-lived assets to be held and used are impaired. Long-lived assets to be disposed of, including real estate held for sale, must be carried at the lower of cost or fair value less costs to sell. In addition, the Statement prohibits depreciation of long-lived assets to be disposed. Adoption of the Statement in the first quarter of 1996 had no effect on the Partnership's results of operations, liquidity and financial condition.

C) CASH AND CASH EQUIVALENTS: Short-term investments with a maturity of three months or less at the time of purchase are reported as cash equivalents.

2.   UNCONSOLIDATED JOINT VENTURE - SUMMARY INFORMATION

     The Partnership owns a 26.08% interest in the Westford Office Venture (the "Venture") which owns the Westford Corporate Center in Westford, Massachusetts. The general partner of the Partnership's joint venture partner is an affiliate of the General Partner.

     Venture operations information:
                                                                     Three Months Ended                     Nine Months Ended
                                                                       September 30,                           September 30,
                                                                   1996             1995                  1996              1995
                                                                   ----             ----                  ----              ----

     Total income of venture                                $     465,585    $     478,526         $   1,346,746     $   1,452,241
     Net income of venture                                        129,203          149,575               281,630           472,168

     Venture balance sheet information:
                                                                       September 30,                         December 31,
                                                                           1996                                  1995
     Total assets                                                  $    11,549,208                        $    11,280,276
     Total liabilities                                                     739,300                                751,999


     The Venture paid a distribution to the venturers of $2,000,000 in 1995, of which the Partnership's share was $521,600.

           CONNECTICUT GENERAL EQUITY PROPERTIES-I LIMITED PARTNERSHIP
                       (A CONNECTICUT LIMITED PARTNERSHIP)

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED
                                   (Unaudited)

3.   DEFERRED CHARGES

     Deferred charges consist of the following:
                                                                                     September 30,             December 31,
                                                                                         1996                      1995
     Deferred leasing commissions                                                 $     1,177,716           $       988,388
     Accumulated amortization                                                            (709,007)                 (628,194)
                                                                                  ---------------           ----------------
                                                                                          468,709                   360,194
     Deferred rent credits                                                                  9,929                    24,392
                                                                                  ---------------           ---------------
                                                                                  $       478,638           $       384,586
                                                                                  ===============           ===============

4.   TRANSACTIONS WITH AFFILIATES

     Fees and other expenses incurred by the Partnership  related to the General
Partner or its affiliates are as follows:

                                                   Three Months Ended            Nine Months Ended               Unpaid at
                                                      September 30,                 September 30,              September 30,
                                                      -------------                 ------------               -------------
                                                 1996              1995         1996             1995              1996
                                                 ----              ----         ----             ----              ----

     Partnership management fee(a)         $     20,948     $      23,727    $    48,468     $    103,203     $     20,948
     Property management fee (b)(c)              11,792            13,761         35,156           44,292            7,894
     Reimbursement (at cost) of
      out-of-pocket expenses                     15,757            22,453         52,231           44,139           37,175
                                           ------------     -------------    -----------     ------------     ------------
                                           $     48,497     $      59,941    $   135,855     $    191,634     $     66,017
                                           ============     =============    ===========     ============     ============



(a) Includes management fees attributable to the Partnership's 26.08% interest in the Westford Office Venture.

(b)  Does not include  management fees attributable to the Partnership's  26.08%
     interest in the Westford  Office Venture of $3,501 and $3,613 for the three months ended  September  30, 1996 and 1995,  respectively,  and $10,499 and
     $11,026  for  the  nine  months   ended   September   30,  1996  and  1995,
     respectively.

(c) Does not include on-site property management fees earned by independent management companies of $24,411 and $28,108 for the three months ended
     September 30, 1996 and 1995, respectively, and $74,170 and $87,909 for the nine months ended September 30, 1996 and 1995, respectively. On-site property management services have been contracted by an affiliate of the General Partner on behalf of the Partnership and are paid directly by the Partnership to the third party companies.


5.   SUBSEQUENT EVENT

     On November 15, 1996, the Partnership paid a distribution of $215,407 to limited partners and $2,118 to the General Partner.

            CONNECTICUT GENERAL EQUITY PROPERTIES-I LIMITED PARTNERSHIP
                       (A CONNECTICUT LIMITED PARTNERSHIP)

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1996, the Partnership's cash and cash equivalents and the Partnership's share of cash and cash equivalents from the Westford Office Venture totaled $785,315 and $461,967, respectively. The Partnership's cash and cash equivalents were available for working capital requirements, cash reserves and distributions to partners. The Partnership paid the first quarter 1996 cash distribution of $182,451 or $4.65 per Unit on May 15, 1996, the second quarter cash distribution of $196,576 or $5.01 per Unit on August 15, 1996, and the third quarter cash distribution of $215,407 or $5.49 per Unit on November 15, 1996. The cash distributions were representative of each quarter's adjusted cash from operations, inclusive of adjustments to cash reserves. The Partnership's distributions from operations for the remainder of the year should reflect actual operating results subject to changes in reserves for liabilities or leasing risk.

     Lake Point's adjusted cash from operations for the third quarter of 1996 totaled approximately $123,000 after $127,000 of leasing commissions and tenant improvements, (including utilization of $20,000 of cash reserves to cover a portion of the third quarter leasing cost). A scheduled plumbing project, budgeted at $33,000, will be completed during the fourth quarter and approximately $50,000 to $60,000 of leasing costs related to leases signed in the third quarter will be incurred in the fourth quarter. The 1996 leasing plan has been completed with no remaining leasing exposure for 1996. The property is 100% occupied at September 30, 1996. During the third quarter, one of the property's major tenants assigned its lease to a successor company without the Partnership's consent. The Partnership's property manager is currently reviewing the situation to ensure that there is no major effect from this change on the property's operations.

     Woodlands Plaza generated $75,000 of adjusted cash from operations for the third quarter of 1996 after approximately $19,500 of leasing costs and an addition to cash reserves of $21,000. Two tenants, representing a total of 16,590 square feet, or 23% of net rentable area, renewed during the third quarter, eliminating the remaining 1996 leasing exposure. The Partnership estimated another $25,000 of expenditures in the fourth quarter to complete tenant improvements for third quarter renewing tenants. The property was 98.5% occupied at September 30, 1996.

     At Westford Corporate Center, adjusted cash from operations for the third quarter was $270,000 ($70,400 attributable to the Partnership's interest). The property remains 100% occupied. No capital expenditures have been planned for the year. During the first quarter, a portion of the 1995 capital expenditures was reimbursed by the tenants. In addition, adjustments were made to reduce other income (and the portion of account receivable representing 1995 tenant reimbursement billings) based on the final calculation of actual 1995 tenant reimbursable operating expenses. The 1996 estimated billings for tenant expense reimbursement are based on the annual budget.


RESULTS OF OPERATIONS

     Generally, decreases in the income statement accounts are the result of the sales of the remaining buildings of Westside Industrials. Buildings #3, 4 and 5, sold on December 26, 1995, were fully occupied in the first quarter of 1995. Building #6, sold on April 27, 1995, was vacant in 1995. For the nine months ended September 30, 1995, Westside Industrials accounted for approximately $152,000 of rental income, $17,000 of other income, $81,000 of property operating expenses, $15,000 of general and administrative expenses and $31,000 of depreciation and amortization. For the three months ended September 30, 1995, Westside Industrials accounted for approximately $51,000 of rental income, $7,000 of other income, $27,000 of property operating expenses, $3,000 of general and administrative expenses and $9,000 of depreciation and amortization. The following analytical comments have been limited to the Partnership's remaining properties.

           CONNECTICUT GENERAL EQUITY PROPERTIES-I LIMITED PARTNERSHIP
                       (A CONNECTICUT LIMITED PARTNERSHIP)

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)




     Rental income increased for the three months and decreased for the nine months ended September 30, 1996, as compared with the same periods in 1995. The decrease for the nine months was the result of lease termination fees recorded in the second quarter of 1995 for Woodlands Plaza. Exclusive of the lease termination fees, rental income increased at Woodlands Plaza for the three and nine months due to a rise in leased space. Rental income at Lake Point increased approximately $16,000 and $82,000 for the three and nine months, respectively, due to the renewal of a tenant in the fourth quarter of 1995 with new terms, including a higher base rental rate and a lower expense reimbursement requirement, and the timing of tenant occupancies during the first quarter of 1995 versus 1996.

     The decrease in other income for the three and nine months ended September 30, 1996, as compared with the same periods of 1995, was primarily the result of lower expense charge-back billings at Woodlands Plaza due to lower property tax expense coupled with higher base years on 1995 leases.

     Interest income decreased for the three and nine months ended September 30, 1996, as compared with the same periods of 1995, due to a lower average cash balance and a slight decrease in interest rates from the prior year. For a portion of 1995, the cash balance included funds received from the sale of Westside building #6 and Woodlands Plaza lease termination fees.

     Property operating expenses increased for the three and nine months ended September 30, 1996. Cleaning and utility expenses increased at Lake Point due to a change in a tenant's lease upon renewal to a "full service lease" effective November 1, 1995, and at Woodlands Plaza due to higher occupancy. Offsetting the expense increase at Woodlands Plaza for the nine months was a decrease in property tax expense due to lower accrual estimates. Additionally, maintenance and repairs and management fees decreased at Woodlands Plaza for the nine months, primarily as a result of nonrecurring maintenance projects in 1995, including painting of the vending lounge, and management fees earned on lease termination fees in 1995. Property operating expenses increased for the three months at Woodlands Plaza as a result of a $20,000 property tax refund received in the third quarter of 1995.

     The decrease in general and administrative for the nine months ended September 30, 1996, as compared with the same period of 1995, was the result of a net decrease in the provision for doubtful accounts coupled with a nonrecurring appraisal fee for Woodlands Plaza in 1995.

     The decrease in fees and reimbursements to affiliates for the three and nine months ended September 30, 1996, as compared with the same periods of 1995, was due to a decrease in the partnership management fee as a result of a drop in adjusted cash from operations. Adjusted cash from operations was impacted by a higher level of capital improvements and leasing costs in 1996 as well as lease termination fees received in 1995.

     Depreciation and amortization decreased for the three and nine months ended September 30, 1996, as compared with the same periods in 1995, due primarily to accelerated depreciation and amortization of assets associated with vacated tenants at Woodlands Plaza in 1995. Partially offsetting the decrease was an increase in depreciation and amortization at Lake Point due to new tenant improvements and leasing commissions incurred during the second quarter of 1995.

     The gain on sale was the result of the sale of building #6 of the Westside property in April 1995.

     The joint venture net income decreased for the three and nine months ended September 30, 1996, as compared with the same periods in 1995. Revenue declined as the result of a lower base rental rate for the replacement tenant of a tenant that

           CONNECTICUT GENERAL EQUITY PROPERTIES-I LIMITED PARTNERSHIP
                       (A CONNECTICUT LIMITED PARTNERSHIP)

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                 CONDITION AND RESULTS OF OPERATIONS (CONTINUED)




vacated in December 1995. In the first quarter of 1996, an adjustment was made that reduced other income because the actual recovery of operating expenses and taxes from tenants for 1995 was lower than estimated. Property operating expenses in 1996 increased due to increase in snow removal costs, as a result of a harsh winter, and costs for an HVAC project. In addition, a landscaping project capitalized in 1995 was reclassed to an expense account in 1996.


                                    OCCUPANCY

     The following is a listing of approximate physical occupancy levels by quarter for the Partnership's investment properties:

                                                                   1995                                          1996
                                          ------------------------------------------------       ----------------------------------
                                            At 3/31      At 6/30      At 9/30     At 12/31        At 3/31       At 6/30     At 9/30
1.   Woodlands Plaza II
     Office Building
     St. Louis, Missouri                      94%          90%          79%          75%             95%          99%          99%

2.   Westside Industrials
     (formerly Interpark)
     Phoenix, Arizona (a)                     80%         100%         100%          N/A             N/A          N/A          N/A

3.   Lake Point I, II, III
     Service Center
     Orlando, Florida                        100%         100%         100%          98%            100%         100%         100%

4.   Westford Corporate Center
     Westford, Massachusetts (b)             100%         100%         100%         100%            100%         100%         100%

     An "N/A" indicates the property was not owned by the Partnership at the end of the quarter.

(a) On April 27, 1995, Westside Industrials sold building #6, reducing square footage from 63,080 to 50,480. The remaining three buildings were sold on December 26, 1995.

(b) The partnership owns a 26.08% interest in the Westford Office Venture which owns the Westford Corporate Center.

                                        9

           CONNECTICUT GENERAL EQUITY PROPERTIES-I LIMITED PARTNERSHIP
                       (A CONNECTICUT LIMITED PARTNERSHIP)



PART II - OTHER INFORMATION

     ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

     (a) Exhibits:

         27 Financial Data Schedules

     (b) No Form 8-Ks were filed during the three months ended September 30, 1996.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.




                         CONNECTICUT GENERAL EQUITY PROPERTIES-I
                         LIMITED PARTNERSHIP


                         By: Connecticut General Realty Resources, Inc. - Third,
                             General Partner





Date: November 8, 1996   By: /s/ John D. Carey
      ----------------       -----------------
                             John D. Carey, President
                             (Principal Executive Officer)



Date: November 8, 1996   By: /s/ Josephine C. Donofrio
      ----------------       -------------------------
                             Josephine C. Donofrio, Controller
                             (Principal Accounting Officer)


                                                                                                          EXHIBIT 4


                                         NET ASSET VALUE CHART

                                        PERCENT                           PERCENT                           PERCENT
      1993              1994            CHANGE            1995             CHANGE             1996          CHANGE
      ----              ----            ------            ----             ------             ----          ------
      $351              $372              6%              $395               6%               $425            7.6%





## NY28/COLLO/72764.26


                                                                                                          EXHIBIT 5

CONNECTICUT GENERAL EQUITY PROPERTIES
OCCUPANCY CHART FOR 1994, 1995, AND 1996:


                   WOODLANDS PLAZA II                                 LAKE POINT I, II, III            WESTFORD
                      OFFICE BLDG.           WESTSIDE IND. PARK           SERVICE CENTER           CORPORATE CENTER
                     ST. LOUIS, MO            PHOENIX, AZ (A)              ORLANDO, FL             WESTFORD, MA (B)
     1994
   At 03/31               81%                       67%                        90%                       75%
   At 06/30               78%                       100%                       83%                       85%
   At 09/30               84%                       85%                        89%                       100%
   At 12/31               92%                       80%                        89%                       100%
     1995
   At 03/31               94%                       80%                        100%                      100%
   At 06/30               90%                       100%                       100%                      100%
   At 09/30               79%                       100%                       100%                      100%
   At 12/31               75%                       N/A                        98%                       100%
     1996
   At 03/31               95%                       N/A                        100%                      100%
   At 06/30               99%                       N/A                        100%                      100%
   At 09/30               99%                       N/A                        100%                      100%
   At 11/27               99%                       N/A                        100%                      100%
=============== ========================  ========================  ========================== ========================


An "N/A indicates that the property was not owned by the Partnership at the end of the quarter.


(a) Two of six buildings at Westside Industrials were sold on April 15, 1994, representing 42,480 of the 105,560 square feet. An additional building, representing 12,600 square feet was sold on April 27, 1995.
         The remaining three buildings were sold on December 26, 1995.

(b)      The Partnership owns a 26.08% interest in the joint venture which owns the property.




## NY28/COLLO/72764.26


                                                                                                          EXHIBIT 6


CONNECTICUT GENERAL EQUITY PROPERTIES
LEASING EXPOSURE FOR 1997 AND 1998:


WOODLANDS PLAZA
                                                            NUMBER OF           SQUARE FOOTAGE       PERCENTAGE OF
                                                             LEASES               OF LEASES           TOTAL SQUARE
                                         YEAR               EXPIRING               EXPIRING             FOOTAGE
                                         1997                   3                    6,887                  10%
                                         1998                   1                    2,941                   4%
                                   =================  =====================  ==================== ====================

LAKE POINT
                                                            NUMBER OF           SQUARE FOOTAGE       PERCENTAGE OF
                                                             LEASES               OF LEASES           TOTAL SQUARE
                                         YEAR               EXPIRING               EXPIRING             FOOTAGE
                                         1997                   1                    1,836                   2%
                                         1998                   3                   22,184                  17%
                                   =================  =====================  ==================== ====================

WESTFORD CORPORATE CENTER
                                                            NUMBER OF           SQUARE FOOTAGE       PERCENTAGE OF
                                                             LEASES               OF LEASES           TOTAL SQUARE
                                         YEAR               EXPIRING               EXPIRING             FOOTAGE
                                         1997                   0                     0                    0%
                                         1998                   0                     0                    0%
                                   =================  =====================  ==================== ====================




## NY28/COLLO/72764.26

                                                                                                          EXHIBIT 7


CONNECTICUT GENERAL EQUITY PROPERTIES
QUARTERLY CASH DISTRIBUTIONS FOR 1994, 1995 AND 1996:


                                                                           CASH DISTRIBUTION PER UNIT (A)
                                                 -----------------------------------------------------------------------
        QUARTER          DATE PAID                        1996                    1995                     1994
        -------          ---------                        ----                    ----                     ----
          1st            May 15                         $ 4.65                  $ 5.01                  $ 7.50
          2nd            August 15                        5.01                   13.71 (b)               32.01 (b)
          3rd            November 15                      5.49                   10.02 (c)                5.01
          4th            February 15                      N/A*                   37.31 (b)                3.12
                                                        ------                  -------                 -------
                                                        $15.15                  $66.05                  $47.64
                                                        ======                  ======                  ======

         *  To be paid 2/15/97



(a)  Quarterly distributions are paid 45 days following the end of the quarter.

(b)  Includes proceeds from the sale of Westside Industrials.

(c)  Includes lease termination fees from Woodlands Plaza.


## NY28/COLLO/72764.26